Exhibit 99.1

Phoenix New Media Reports Second Quarter 2022 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 15, 2022

BEIJING, China, August 16, 2022 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “In the second quarter of 2022, the nationwide COVID-19 resurgence continued to exert pressure on our business. Nevertheless, we remained resilient during challenging times. We concentrated on expanding our media presence through offering premium content, made significant upgrade to our product, and continued to explore new business opportunities to diversify our revenue streams. Going forward, we will prudently manage our business operations while maintaining our focus on business development and areas of emerging growth.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “Our advertising business experienced continued pressure due to the impact of the COVID-19 outbreaks during the second quarter of 2022. In response, we proactively managed our expenses, streamlined our operations, and optimized our team structure to improve operating efficiency. Despite the short-term setbacks, we believe our endeavors will sustain us through these adversities and prepare us to achieve a better margin recovery in the future.”

Second Quarter 2022 Financial Results

REVENUES

Total revenues in the second quarter of 2022 decreased by 25.4% to RMB191.6 million (US$28.6 million) from RMB256.7 million in the same period of 2021, primarily due to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in the second quarter of 2022 decreased by 31.1% to RMB160.5 million (US$24.0 million) from RMB233.0 million in the same period of 2021, mainly due to the reduction in advertising spending of advertisers from certain industries, the intensified industry-wide competition and the negative impact of the COVID-19 outbreak in certain regions in China in the second quarter of 2022.

Paid services revenues in the second quarter of 2022 increased by 31.2% to RMB31.1 million (US$4.6 million) from RMB23.7 million in the same period of 2021. Paid services revenues comprise of (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the second quarter of 2022 increased by 63.5% to RMB15.7 million (US$2.3 million) from RMB9.6 million in the same period of 2021, mainly due to the increase in content sales to certain customers. Revenues from E-commerce and others in the second quarter of 2022 increased by 9.2% to RMB15.4 million (US$2.3 million) from RMB14.1 million in the same period of 2021.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the second quarter of 2022 slightly increased by 3.6% to RMB142.0 million (US$21.2 million) from RMB137.0 million in the same period of 2021.

Gross profit in the second quarter of 2022 decreased by 58.6% to RMB49.6 million (US$7.4 million) from RMB119.7 million in the same period of 2021. Gross margin in the second quarter of 2022 decreased to 25.9% from 46.6% in the same period of 2021, primarily attributable to the year-over-year decline in the Company’s net advertising revenues, as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the second quarter of 2022, excluding share-based compensation, decreased to 26.3% from 47.0% in the same period of 2021.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the second quarter of 2022 decreased by 6.5% to RMB144.4 million (US$21.6 million) from RMB154.5 million in the same period of 2021, primarily attributable to the decrease in the sales and marketing expenses as a result of the strict cost control measures.

Loss from operations in the second quarter of 2022 was RMB94.8 million (US$14.2 million), compared to RMB34.8 million in the same period of 2021. Operating margin in the second quarter of 2022 was negative 49.5%, compared to negative 13.5% in the same period of 2021.

Non-GAAP loss from operations in the second quarter of 2022, which excluded share-based compensation, was RMB92.4 million (US$13.8 million), compared to non-GAAP loss from operations of RMB30.1 million in the same period of 2021. Non-GAAP operating margin in the second quarter of 2022, excluding share-based compensation, was negative 48.2%, compared to negative 11.7% in the same period of 2021.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairment, fair value changes in investments, net, impairment of available-for-sale debt investment, and others, net. Total net other loss in the second quarter of 2022 was RMB21.0 million (US$3.1 million), compared to total net other income of RMB24.0 million in the same period of 2021. The decrease in total net other income was mainly due to the following:

•
Net interest income in the second quarter of 2022 was RMB10.3 million (US$1.6 million), compared to RMB12.5 million in the same period of 2021.

•
Foreign currency exchange loss in the second quarter of 2022 was RMB22.6 million (US$3.4 million), compared to a foreign currency exchange gain of RMB6.9 million in the same period of 2021, which was mainly caused by the significant depreciation of Renminbi against US dollars in the second quarter of 2022.

•
Impairment of available-for-sale debt investment in the second quarter of 2022 was RMB6.0 million (US$0.9 million), which was related to credit losses on the available-for-sale debt investment in certain investee incurred in the second quarter of 2022.

•
Others, net, in the second quarter of 2022 was a loss of RMB2.4 million (US$0.4 million), compared to a gain of RMB4.9 million in the same period of 2021. Others, net primarily consists of government subsidies and some non-operating gain or loss.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the second quarter of 2022 was RMB95.8 million (US$14.3 million), compared to net loss attributable to Phoenix New Media Limited of RMB7.1 million in the same period of 2021. Net margin in the second quarter of 2022 was negative 50.0%, compared to negative 2.8% in the same period of 2021. Net loss per diluted ordinary share in the second quarter of 2022 was RMB0.16 (US$0.02), compared to RMB0.01 in the same period of 2021.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, and impairment of available-for-sale debt investments was RMB87.1 million (US$13.0 million) in the second quarter of 2022, compared to RMB2.1 million in the same period of 2021. Non-GAAP net margin in the second quarter of 2022 was negative 45.4%, compared to negative 0.8% in the same period of 2021. Non-GAAP net loss per diluted ADS in the second quarter of 2022 was RMB7.18 (US$1.07), compared to RMB0.17 in the same period of 2021. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the second quarter of 2022, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 12,131,757. As of June 30, 2022, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 12,131,757 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2022, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.33 billion (US$198.5 million).

Business Outlook

For the third quarter of 2022, the Company expects its total revenues to be between RMB197.2 million and RMB217.2 million; net advertising revenues are expected to be between RMB179.6 million and RMB194.6 million; and paid services revenues are expected to be between RMB17.6 million and RMB22.6 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 15, 2022 (August 16, 2022 at 9:00 a.m. Beijing/Hong Kong time) to discuss its second quarter 2022 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BI131553b61dc144e4b8804da3c6ca0a53). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, and impairment of available-for-sale debt investments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of impairment of available-for-sale debt investments, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2021*	2022	2022
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	188,980	87,325	13,037
Term deposits and short term investments	1,309,028	1,228,618	183,428
Restricted cash	15,618	13,575	2,027
Accounts receivable, net	456,935	439,954	65,683
Amounts due from related parties	57,079	30,273	4,520
Prepayment and other current assets	49,363	54,571	8,147
Total current assets	2,077,003	1,854,316	276,842
Non-current assets:
Property and equipment, net	29,051	20,633	3,080
Intangible assets, net	22,495	26,969	4,026
Available-for-sale debt investments	29,401	293	44
Equity investments, net	111,128	120,376	17,972
Deferred tax assets	92,189	109,297	16,318
Operating lease right-of-use assets, net	41,361	23,256	3,472
Other non-current assets	3,218	6,840	1,021
Total non-current assets	328,843	307,664	45,933
Total assets	2,405,846	2,161,980	322,775
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	217,172	221,640	33,090
Amounts due to related parties	34,735	44,977	6,715
Advances from customers	33,461	33,642	5,023
Taxes payable	412,776	425,043	63,457
Salary and welfare payable	119,812	92,836	13,860
Accrued expenses and other current liabilities	123,243	99,708	14,886
Operating lease liabilities	25,780	11,991	1,790
Total current liabilities	966,979	929,837	138,821
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	196
Long-term liabilities	28,330	28,329	4,229
Operating lease liabilities	20,070	16,616	2,481
Total non-current liabilities	49,712	46,257	6,906
Total liabilities	1,016,691	976,094	145,727
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,613
Class B ordinary shares	22,053	22,053	3,292
Additional paid-in capital	1,629,014	1,632,105	243,667
Statutory reserves	98,482	98,482	14,703
Accumulated deficit	(300,357)	(475,894)	(71,049)
Accumulated other comprehensive loss	(39,308)	(51,775)	(7,730)
Total Phoenix New Media Limited shareholders' equity	1,427,383	1,242,470	185,496
Noncontrolling interests	(38,228)	(56,584)	(8,448)
Total shareholders' equity	1,389,155	1,185,886	177,048
Total liabilities and shareholders' equity	2,405,846	2,161,980	322,775

* Derived from audited financial statements included in the Company's Form 20-F dated April 28, 2022.

Phoenix New Media Limited PNM

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	232,988	158,376	160,478	23,959	434,301	318,854	47,604
Paid service revenues	23,730	17,005	31,161	4,652	48,508	48,166	7,191
Total revenues	256,718	175,381	191,639	28,611	482,809	367,020	54,795
Cost of revenues	(137,035)	(142,319)	(142,003)	(21,200)	(245,139)	(284,322)	(42,448)
Gross profit	119,683	33,062	49,636	7,411	237,670	82,698	12,347
Operating expenses:
Sales and marketing expenses	(65,368)	(59,394)	(52,575)	(7,849)	(130,211)	(111,969)	(16,717)
General and administrative expenses	(50,665)	(45,446)	(52,192)	(7,792)	(105,493)	(97,638)	(14,577)
Technology and product development expenses	(38,429)	(35,041)	(39,649)	(5,919)	(78,704)	(74,690)	(11,151)
Total operating expenses	(154,462)	(139,881)	(144,416)	(21,560)	(314,408)	(284,297)	(42,445)
Loss from operations	(34,779)	(106,819)	(94,780)	(14,149)	(76,738)	(201,599)	(30,098)
Other income/(loss):
Interest income, net	12,539	8,583	10,320	1,541	23,279	18,903	2,822
Foreign currency exchange gain/(loss)	6,862	1,173	(22,653)	(3,382)	4,097	(21,480)	(3,207)
Loss from equity method investments, net of impairment	(339)	(180)	(424)	(63)	(559)	(604)	(90)
Fair value changes in investments, net	19	774	79	12	132	853	127
Impairment of available-for-sale debt investments	-	-	(5,980)	(893)	-	(5,980)	(893)
Others, net	4,925	3,183	(2,378)	(355)	9,595	805	120
Loss before income taxes	(10,773)	(93,286)	(115,816)	(17,289)	(40,194)	(209,102)	(31,219)
Income tax (expense)/benefit	(1,486)	4,124	11,022	1,646	(1,736)	15,146	2,261
Net loss	(12,259)	(89,162)	(104,794)	(15,643)	(41,930)	(193,956)	(28,958)
Net loss attributable to noncontrolling interests	5,157	9,465	8,954	1,337	5,655	18,419	2,750
Net loss attributable to Phoenix New Media Limited	(7,102)	(79,697)	(95,840)	(14,306)	(36,275)	(175,537)	(26,208)
Net loss	(12,259)	(89,162)	(104,794)	(15,643)	(41,930)	(193,956)	(28,958)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	-	(6,154)	(17,856)	(2,666)	(1,730)	(24,010)	(3,585)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(4,140)	(452)	11,994	1,791	(2,123)	11,542	1,723
Comprehensive loss	(16,399)	(95,768)	(110,656)	(16,518)	(45,783)	(206,424)	(30,819)
Comprehensive loss attributable to noncontrolling interests	5,157	9,465	8,954	1,337	5,655	18,419	2,750
Comprehensive loss attributable to Phoenix New Media Limited	(11,242)	(86,303)	(101,702)	(15,181)	(40,128)	(188,005)	(28,069)
Net loss per Class A and Class B ordinary share:
Basic	(0.01)	(0.14)	(0.16)	(0.02)	(0.06)	(0.30)	(0.05)
Diluted	(0.01)	(0.14)	(0.16)	(0.02)	(0.06)	(0.30)	(0.05)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(0.59)	(6.57)	(7.90)	(1.18)	(2.99)	(14.47)	(2.16)
Diluted	(0.59)	(6.57)	(7.90)	(1.18)	(2.99)	(14.47)	(2.16)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	232,988	158,376	160,478	23,959	434,301	318,854	47,604
Paid services	23,730	17,005	31,161	4,652	48,508	48,166	7,191
Total revenues	256,718	175,381	191,639	28,611	482,809	367,020	54,795
Cost of revenues
Net advertising service	129,772	136,097	131,872	19,687	231,027	267,969	40,007
Paid services	7,263	6,222	10,131	1,513	14,112	16,353	2,441
Total cost of revenues	137,035	142,319	142,003	21,200	245,139	284,322	42,448
Gross profit
Net advertising service	103,216	22,279	28,606	4,272	203,274	50,885	7,597
Paid services	16,467	10,783	21,030	3,139	34,396	31,813	4,750
Total gross profit	119,683	33,062	49,636	7,411	237,670	82,698	12,347

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	4,083	3,646	2,838	424	6,654	6,484	968
Content and operational costs	118,416	124,387	126,454	18,879	210,133	250,841	37,450
Bandwidth costs	14,536	14,286	12,711	1,897	28,352	26,997	4,030
Total cost of revenues	137,035	142,319	142,003	21,200	245,139	284,322	42,448

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2021				Three Months Ended March 31, 2022				Three Months Ended June 30, 2022
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	119,683	1,067	(1)	120,750	33,062	315	(1)	33,377	49,636	825	(1)	50,461
Gross margin	46.6%			47.0%	18.9%			19.0%	25.9%			26.3%
Loss from operations	(34,779)	4,707	(1)	(30,072)	(106,819)	727	(1)	(106,092)	(94,780)	2,429	(1)	(92,351)
Operating margin	(13.5)%			(11.7)%	(60.9)%			(60.5)%	(49.5)%			(48.2)%
		4,707	(1)			727	(1)			2,429	(1)
		339	(2)			180	(2)			424	(2)
		(19)	(3)			(774)	(3)			(79)	(3)
		-	(4)			-	(4)			5,980	(4)
Net loss attributable to Phoenix New Media Limited	(7,102)	5,027		(2,075)	(79,697)	133		(79,564)	(95,840)	8,754		(87,086)
Net margin	(2.8)%			(0.8)%	(45.4)%			(45.4)%	(50.0)%			(45.4)%
Net loss per ADS-diluted	(0.59)			(0.17)	(6.57)			(6.56)	(7.90)			(7.18)
Weighted average number of ADSs used in computing diluted net loss per ADS	12,131,757			12,131,757	12,131,757			12,131,757	12,131,757			12,131,757

(1) Share-based compensation

(2) Loss from equity method investments, net of impairment

(3) Fair value changes in investments, net

(4) Impairment of available-for-sale debt investments